SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

PTC REPORTS CONSOLIDATED FIRST QUARTER 2004 RESULTS

Warsaw – May 14, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and a UMTS license holder, today announced results for the first quarter of 2004. Figures are presented in Polish Zloty and in accordance with International Financial Reporting Standards (IFRS).

The highlights:

•

PTC’s subscriber market share is estimated at the level of 36.9 percent of the overall wireless market, 1.5 percentage points higher than at the end of the first quarter of 2003;

•

Gross subscriber additions totalled 944 thousand in the first quarter of 2004, up 70.5 percent with prepaid gross additions more than doubling;

•

Total consolidated subscriber base grew by 30.9 percent to close to 6.9 million subscribers at the end of March 2004 from 5.2 million at the end of March 2003;

•

Revenues for the first quarter increased 14.6 percent to PLN 1,465.8 million when compared to the first quarter of 2003; revenue growth faster than 13.6 percent in the first quarter of 2003;

•

EBITDA of PLN 538.7 million for the first quarter; expressed as a percentage of revenues EBITDA margin was 36.7 percent;

•

Net income was PLN 130.2 million in the first quarter of 2004, compared to PLN 42.4 million in the first quarter of 2003;

•

Total debt as of March 31, 2004 was PLN 3,007.3 million; total debt to annualized EBITDA was at 1.3x, compared to 2.1x a year ago;

Financial highlights for the first quarter of 2004
Revenues: Total revenues for the first quarter of 2004 grew 14.6 percent when compared to the same period of 2003.

Revenues

Total revenues for the three months ended March 31, 2004 were PLN 1,465.8 million (US$ 377.7[1] million), an increase of PLN 187.0 million (US$ 48.2 million) or 14.6 percent compared to the first quarter of 2003.

During the quarter, service revenues and fees increased 14.1 percent to PLN 1,401.8 million (US$ 361.2 million) from PLN 1,228.1 million (US$ 316.4 million) in the corresponding period of 2003, mainly as a result of a strong increase in the subscriber base. This was partially offset by an increasing share of lower ARPU prepaid customers in our subscriber base and falling ARPU in both postpaid and prepaid segments.

Revenues from the sale of telephones and accessories for the quarter increased by 26.3 percent to PLN 64.0 million (US$ 16.5 million) when compared to PLN 50.7 million (US$ 13.1 million) in first quarter of 2003. Sales of bundles increased by 89.9 percent whilst prepaid gross additions increased by 138.8 percent versus the first quarter of 2003, and revenue per bundle decreased by 26.7 percent. Postpaid gross additions fell 18.3 percent due to focus on most valuable segment and reduced subsidies with the effect that revenue per handset increased by 87.5 percent.

ARPU: During the first quarter of 2004, blended ARPU decreased by 13.1 percent compared to the first quarter of 2003.

ARPU

During the first quarter of 2004, monthly Average Revenue per User (ARPU) was PLN 69.0 (US$ 17.8), a decrease of 13.1 percent when compared to the result for the first quarter of 2003 of PLN 79.4 (US$ 20.5). ARPU from postpaid subscribers was PLN 122.8 (US$ 31.6), 4.0 percent down comparing to the first quarter of 2003. ARPU from prepaid subscribers was PLN 25.4 (US$ 6.5), 13.9 percent down over the same period of 2003.

The postpaid ARPU decline by 4.0 percent reflects a falling average price per minute as most postpaid customers have now migrated to the newest, cheapest tariff offers and are taking advantage of increasingly attractive bundled minute offers. The effect of lower voice prices is being partially offset by increasing non-voice ARPUs and an increasing share of business customers in the mix.

Lower prepaid ARPU was the result of a dilution of average ARPU in this segment as it grows strongly with successively lower ARPU from new users of mobile services and the impact of price reductions on ARPUs from existing customers, together with an increased number of dormant (zero or low revenue customers) resulting from the aggressive prepaid sales strategy implemented since mid 2002.

Cost of Sales: Cost of sales went up by 4.1 percent in the first quarter of 2004 when compared to the same period of 2003.

Cost of Sales

For the three months ended March 31, 2004, total cost of sales was PLN 942.7 million (US$ 242.9 million), up 4.1 percent from PLN 905.1 million (US$ 233.2 million) in the first quarter of 2003.

During the first quarter of 2004, the cost of services sold increased by 15.1 percent to PLN 635.1 million (US$ 163.6 million) compared to PLN 551.9 million (US$ 142.2 million) in the first quarter of 2003, while the cost of sales of telephones and accessories decreased by 12.9 percent to PLN 307.6 million (US$ 79.3 million) from PLN 353.2 million (US$ 91.0 million).

The principal reason for the increase in cost of services sold was an increase of 35.2 percent in interconnection charges as a result of an increase in traffic generated by our customers, and a shift in call mix away from mobile-to-fixed towards mobile-to-mobile connections, which carry a much higher termination charge per minute compared to calls to fixed networks.

Decrease in cost of sales of telephones and accessories was primarily caused by a decrease in postpaid gross additions partially offset by an increase in the Euro exchange rate. Additionally, a large number of gross customer additions were prepaid customers buying only SIM cards without a handset.

Cost of Subscriber Acquisition

During the quarter, the average cost of subscriber acquisition decreased to PLN 205.2 (US$ 52.9) compared to PLN 393.3 (US$ 101.3) in the first quarter of 2003, mainly as a result of a strong increase in the prepaid subscriber base with much lower SAC per gross addition.

The average cost of acquisition for postpaid subscribers decreased to PLN 801.5 (US$ 206.5) in the first quarter of 2004 from PLN 840.3 (US$ 216.5) in the first quarter of 2003. The average acquisition cost for prepaid customers decreased to PLN 48.4 (US$ 12.5) compared to PLN 49.7 (US$ 12.8) in the first quarter of 2003.

Excluding the effect of seasonal re-stocking of the indirect distribution channels, postpaid SACs would have been PLN 783.0 (US$ 201.7) and PLN 781.0 (US$ 201.2) for the first quarters of 2004 and 2003, respectively. Postpaid acquisition cost was adversely affected by a shift in mix towards high value segments who choose more expensive handsets with higher absolute subsidies and a Euro exchange rate that was 7.7% higher than in the first quarter of 2003.

Gross Margin

Gross margin for the first quarter of 2004 was PLN 523.1 million (US$ 134.8 million), up 40.0 percent compared with PLN 373.7 million (US$ 96.3 million) in the same period of 2003. As a percentage of total net sales, gross margin increased to 35.7 percent in the first quarter of 2004 from 29.1 percent for the first quarter of 2003.

The increased gross margin reflects accelerating increase in service revenues and falling acquisition expenditure, partially offset by higher interconnection expenditures.

The comparable gross margin for the first quarter of 2003 was an unusually low result caused by fast postpaid customer acquisition at a high cost of high-quality subsidized phones, having the effect of accelerating revenue growth in subsequent quarters.

Operating Expenses

Operating expenses for the three months ended March 31, 2004 were down to PLN 212.5 million (US$ 54.7 million) versus PLN 223.7 million (US$ 57.6 million) in the first quarter of 2003. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and distribution costs decreased to PLN 157.0 million (US$ 40.5 million) in the first quarter of 2004 from PLN 166.7 million (US$ 42.9 million) in the first quarter of 2003. The decrease was mainly a result of a 17.9 percent decrease in advertising expenses.

In the first quarter of 2004 administration and other operating expenses decreased by 2.6 percent to PLN 55.5 million (U$ 14.3 million) from PLN 57.0 million (U$ 14.7 million) in the first quarter of 2003, reflecting positive results of cost control activities.

Bad Debt Expense

Through an aggressive bad debt management policy and increased proportion of prepaid users in the subscriber mix, PTC recorded bad debt expense at a satisfactory level of PLN 8.7 million (U$ 2.2 million) or 0.6 percent as a percentage of revenues. This compares to bad debt cost of PLN 10.5 million (U$ 2.7 million) in the first quarter of 2003, or 0.8 percent of revenues a year earlier.

EBITDA: In the first quarter of 2004, EBITDA was PLN 538.7 million.

EBITDA

EBITDA for the three months ended March 31, 2004 was PLN 538.7 million (US$ 138.8 million) compared to PLN 381.9 million (US$ 98.4 million) in the same period of 2003. This represents EBITDA growth of 41.1 percent when compared to the previous year, the result of a 40.0 percent increase in gross margin coupled with a decrease in operating expenses.

 EBITDA margin for the first quarter of 2004 was 36.7 percent compared to 29.9 percent in the corresponding period of 2003.

Operating Profit: Operating profit for the quarter ended March 31, 2004 more than doubled to PLN 310.6 million when compared to the first quarter of 2003.

Operating Profit

Operating profit for the three months ended March 31, 2004, was PLN 310.6 million (US$ 80.0 million), a more than twofold increase when compared to PLN 150.0 million (US$ 38.6 million) in the same period of 2003.

As a percentage of total net sales, operating profit amounted to 21.2 percent in the first quarter of 2004 compared to 11.7 percent in the corresponding period of the previous year.

Financial Expenses

Foreign exchange losses, interest expense, valuation of derivatives and other financial losses resulted in a net financial expense of PLN 131.3 million (US$ 33.8 million) in the three months ended March 31, 2004 compared to the net financial expense of PLN 108.8 million (US$ 28.0 million) in the corresponding period of 2003.

For the three months ended March 31, 2004, net interest expense was PLN 56.6 million (US$ 14.6 million), compared to PLN 82.5 million (US$ 21.3 million) a year ago. The fall in interest payments reflects the decline in the debt level, partially offset by a weaker Zloty exchange rate against the Euro and U.S. Dollar increasing the Zloty equivalent of foreign currency interest payments.

Cash interest paid, net for the three months ended March 31, 2004, was PLN 51.7 million (US$ 13.3 million) comparing to PLN 98.5 million (US$ 25.4 million) in the corresponding period of 2003.

The depreciation of the local currency against the Euro (0.6 percent) and against the U.S. Dollar (3.8 percent) during the first quarter resulted in a net foreign exchange loss of PLN 22.4 million (US$ 5.8 million), compared to a net foreign exchange loss of PLN 223.2 million (US$ 57.5 million) for the first quarter 2003. Net foreign exchange loss includes a net gain of PLN 3.0 million (US$ 0.8 million) that relates to realized transactions.

During the first quarter of 2004 PTC recorded a net loss on derivatives and other financial expenses totalling PLN 52.2 million (US$ 13.4 million) compared to a net gain of PLN 196.9 million (US$ 50.7 million) in the first quarter of 2003. The net loss on derivatives was PLN 52.2 million (US$ 13.4 million) and includes a net gain of PLN 8.0 million (US$ 2.1 million) on realisation and fair valuation of forward contracts and accrued part of cross-currency swap payments, a loss of PLN 51.9 million (US$ 13.4 million) on the fair valuation of call options embedded in our Notes, a net loss of PLN 5.4 million (US$ 1.4 million) related to rental derivatives and index swaps and a net loss of PLN 2.9 million (US$ 0.7 million) related to currency options.

Financial expense is presented net of capitalisation of interest expenses, foreign exchange differences and related hedges and swaps totalling PLN 54.8 million (US$ 14.1 million) into tangible and intangible fixed assets, in comparison to PLN 87.7 million (US$ 22.6 million) capitalized in the first quarter of 2003.

Net Income: PTC’s net income totaled PLN 130.2 million in the first quarter of 2004 compared to PLN 42.4 million for the first quarter of 2003.

Net Income

Strong operating profit in the first quarter of 2004, partially offset by a higher level of net financial expenses than in the first quarter of prior year resulted in significant increase in profit before taxes to PLN 179.3 million (US$ 46.2 million) versus PLN 41.2 million (US$ 10.6 million) a year earlier.

The tax charge recognized in the first quarter of 2004 amounted to PLN 49.1 million (US$ 12.7 million) as compared to a tax benefit of PLN 1.2 million (US$ 0.3 million) a year ago.

As a result, net income for the first quarter of 2004 was PLN 130.2 million (US$ 33.5 million), compared to a net income of PLN 42.4 million (US$ 10.9 million) in the corresponding period of the previous year.

Liquidity

As of March 31, 2004, PTC had drawn PLN 150.0 million (US$ 38.6 million) of the Zloty tranche and US$ 16.0 million of the multicurrency tranche of the senior secured Bank Credit Facilities for a total drawn amount of PLN 212.1 million (US$ 54.6 million), leaving approximately Euro 654.5 million (US$ 800.2 million) available.

Total debt as of March 31, 2004 was PLN 3,007.3 million (US$ 774.8 million). The total debt comprised of PLN 2,929.9 million (US$ 754.9 million) of long-term debt[2] and PLN 77.4 million (US$ 19.9 million) of current debt[3]. Total debt to annualized EBITDA amounted to 1.3x at March 31, 2004, down from 2.1x a year ago.

EBITDA for the three months ended March 31, 2004, amounted to PLN 538.7 million (US$ 138.8 million) compared to PLN 60.0[4] million (US$ 15.5 million) of investments, mostly in the GSM business. The Company is continuously generating significant free cash flow from its 2G and 2.5G business, which after debt service and tax payments allowed for a PLN 268.6 million (US$ 69.2 million) reduction in the balance sheet value of total debt in the first quarter of 2004. However, the actual cash consumed by debt repayments during the quarter totalled PLN 353.6 million (US$ 91.1 million), the difference being the adverse effect of balance sheet revaluation of foreign currency denominated debt.

Operational Highlights

Growth in the subscriber base: In the first quarter of 2003, PTC’s subscriber base grew by 30.9 percent, when compared to the first quarter of 2003; allowing PTC to strengthen its leadership position in the Polish wireless market and extend its lead over the number two operator.

Subscriber Growth

During the first quarter of 2004, PTC attracted 944,433 new subscribers (gross additions), 70.5 percent more than the 553,927 subscribers acquired in the first quarter of 2003. In the first quarter of 2004 PTC attracted 196,620 postpaid subscribers and 747,813 prepaid subscribers compared to 240,769 postpaid and 313,158 prepaid gross additions in the first quarter of 2003.

The total subscriber base increased 30.9 percent to 6,857,490 from 5,240,373 a year earlier. As of March 31, 2004 PTC’s postpaid subscriber base totalled 2,916,147 subscribers, an 11.1 percent increase from 2,624,967 at the end of the first quarter of 2003. Prepaid subscribers totalled 3,941,343, which represents a 50.7 percent growth over 2,615,406 a year ago. Strong growth in the prepaid subscriber base is in line with the previous expectations expressed by PTC that the prepaid segment has the largest growth potential and offers attractive economics due to low customer acquisition costs.

PTC’s higher prepaid gross additions in comparison with 2003 resulted from the highly successful Era Love tariff, introduced late in 2003, boosted by the launch of a new prepaid product line branded “Heyah”, targeted at young, urban customers. Sale of Heyah activations contributed to prepaid customer gross additions from the launch date of March 13, 2004.

In terms of net subscriber additions PTC recorded an excellent quarter by adding 646,444 subscribers, which puts PTC in first place among Polish mobile operators.

The Company estimates that the overall number of subscribers in the Polish market grew by approximately 6.9 percent in the first quarter of 2004 to 18.6 million subscribers, representing close to 48.6 percent market penetration.

In line with the trend observed during the last quarters, the total Polish prepaid market grew faster than the postpaid market with growth rates of 8.9 percent and 4.7 percent in the three months ended March 31, 2004, respectively.

PTC estimates its prepaid and postpaid market shares at 38.2 percent and 35.1 percent respectively, compared to 32.6 percent and 38.6 percent respectively, at the end of the first quarter of 2003. This secures PTC leadership position in both postpaid and prepaid markets.

PTC's subscriber base represents approximately 36.9 percent of the total wireless market, which strengthens PTC’s position as the leader among wireless services providers in Poland, being up from 35.4  percent at the end of the first quarter of 2003. Through its above average exposure to postpaid subscribers and business customers, PTC maintains a leading revenue market share at the level of approximately 36.0 percent and estimates that it has further increased its revenue lead over the number two operator by revenue, which stood at 7.7 percent at the end of 2003.

Churn Rate: During the quarter monthly churn rate increased to 1.6 percent, mainly due to increase in prepaid segment.

Churn Rate

The average monthly churn rate in the first quarter of 2004 was 1.6 percent. The average monthly churn rate amounted to 1.5 percent for postpaid subscribers and 1.6 percent for prepaid customers, compared to churn of 1.7 percent and 0.7 percent, respectively for postpaid and prepaid in the first quarter of 2003.

The average monthly churn rate for postpaid customers was lower than a year before, mainly as a result of attractive value propositions introduced together with the tariffs launched in October 2002 and May 2003, as well as optimised retention activities. PTC is continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its retention offers. As a result retention spendings on subsidised handsets was down by almost 42 percent when compared with the first quarter of 2003.

The monthly churn rate for prepaid customers increased to 1.6 percent in the first quarter of 2004, compared to 0.7 percent in the corresponding period of 2003. Prepaid customers are deactivated and recorded as churn typically 12 months after their last recharge (the exact period depends on the starter or coupon validity plus a nine months grace period), which is broadly the stated practice of all three Polish operators. Some deterioration in the average quality of prepaid additions, accepted as part of increasing PTC’s exposure to prepaid since 2002, is now adversely affecting the prepaid churn statistics and is reflected in falling prepaid ARPUs.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscribers’ average, MoUs during the first quarter were 71.8, compared to 77.5 in the first quarter of 2003. Average MoUs in the first quarter of 2004 were 130.0 minutes for postpaid customers and 24.7 minutes for prepaid customers compared with 123.6 and 30.1, respectively for postpaid and prepaid in the first quarter of 2003.

This decrease in the average number of MoUs was caused by an increasing proportion of prepaid subscribers among PTC’s customers. In addition, as outbound minutes are measured based on the billing increment of the relevant tariffs, the switch to per second billing made by many postpaid customers results in lower reported usage for a given length of actual talk-time. The fall in prepaid MOU reflects increased numbers of dormant (zero or low revenue customers), resulting from the more aggressive prepaid sales strategy implemented since mid 2002, and greater use of SMS.

PTC seeks to stimulate usage by increasing the number of free minutes included in the monthly subscription fee, lowering tariffs and introducing one-second billing for postpaid customers and now also for prepaid Heyah customers.

SMSs sent from PTC’s network increased to 26 per subscriber, per month, in the first quarter of 2004.

SMS

During the first quarter of 2004, the average number of SMSs sent from PTC’s network increased to 26 SMSs per subscriber, per month compared to approximately 22 SMSs per month in the first quarter of 2003. Postpaid subscribers sent approximately 31 SMSs per month, while prepaid subscribers sent 23 SMSs per month.

The increase in the first quarter of 2004 was primarily due to the decrease in SMS prices offered as part of our prepaid and postpaid tariffs introduced during 2002 and 2003, increased flexibility related to exchangeability of minutes and SMSs bundled in the monthly fee and the success of our marketing and promotional campaigns.

Network Build-Out: At the end of the first quarter of 2004, total network investment reached PLN 8.3 billion. This includes investments in network tangible assets of PLN 4.5 billion[5], license fees of PLN 3.0 billion[6] and computer and network software of PLN 0.8 billion[7].

Network Build-Out

During the first quarter of 2004, PTC invested in non-license capital expenditures an amount of PLN 60.0 million (US$ 15.5 million), 10.3 percent down from PLN 66.9 million (US$ 17.2 million) in the corresponding period of 2003.

At 4.0 percent of sales, capital investment remains below its long-term trend, as GSM roll-out is virtually complete. Accelerated growth in subscribe numbers and traffic volume , visible in the first quarter results, is expected to necessitate increased capital expenditures in the next quarters of 2004, in line with the guidance provided in the news release announcing year 2003 results.

Recent Developments

Legal and regulatory

International interconnection

On March 9, 2004 the Supreme Court overruled the cassation that TP SA lodged against the Antimonopoly Court’s judgment upholding the decision of the Chairman of the Office for Telecommunication and Post Regulation from May 28, 2001, which forced TPSA to pay PTC fees for international calls terminated in PTC’s network equal to local fixed to mobile interconnection rates. The possibility of PTC being adversely affected by a TPSA successful cassation attempt had been consistently considered as remote so the ruling had no impact on PTC’s financial results.

Amendments to the indentures of senior subordinated Notes

The amendments to the Indentures for all of PTC’s Notes, included in the First Supplemental Indenture were made in accordance with Section 9.01 of the Indenture, which provides that PTC (as the “Guarantor”), its subsidiaries (as “Issuers” or “Holdings”, as applicable) and the Trustee may amend the Indenture without the notice to, or the consent of, the Holders of the Notes to cure any ambiguity, omission, defect or inconsistency in the Indentures.

The Indenture has been amended by restating Clause (b) of Section 4.10 in its entirety as follows:

“ (b)

The Guarantor could not incur at least $1.00 of additional Debt pursuant to either clause (a) (i) or (ii) of Section 4.09.”

The amended clause sets forth the covenants that have to be met by the Guarantor (PTC) to allow distribution of Restricted Payments, as defined in the Indentures. The First Supplemental Indenture clarifies that permission to distribute Restricted Payments is conditional on satisfying either of the two ratios specified in Clause 4.09 of the Indentures:

i)

Debt  to Adjusted Cash Flow being less than 5.0 to 1.0

ii)

Consolidated Capital Ratio being less than 2.0 to 1.0.

According to Management calculations the Company met both the above requirements as at December 31, 2003, the date of its last published accounts.

Awards

Era Hot@Spot was awarded with the Telecommunication Certificate “Wprost 2004” for the solution, which is the most innovative, modern and the best suited to the market needs.

Other

Heyah

PTC has in the past stated its belief that the prepaid segment of the market offers the greatest growth potential and will therefore be can area of particular focus for PTC. In the postpaid segment, PTC’s intention is to gradually decrease the cost of handset subsidization whilst offering customers much more affordable prices of services. The new Heyah prepaid brand and product offering is consistent with both goals stated above. It is a focused prepaid offer aimed at increasing PTC’s presence in the young, urban clients group. It also sets a benchmark in terms of service prices as well as simplicity and transparency of the pricing structure.

Heyah activations are sold without handset which results in very low subscriber acquisition costs whilst distribution and customer service are provided using a lower cost model than for the Era Tak Tak prepaid service. Costs are further reduced by excluding Heyah from the more advanced non-voice service offerings.

Dividends

Following extensive consultations with PTC’s shareholders, PTC Management has recommended to retain 2003 profits for the Company’s needs and not to declare a dividend as was previously being considered. The final decision is expected to be taken by the Company’s shareholders during the second quarter.

Outlook for 2004

PTC’s operating and financial results for the first quarter of 2004 are in line with Management expectations and do not cause any change in the outlook for the year 2004 communicated before. The Management therefore confirms the aggressive goals for 2004, with the minimum objectives being outlined below.

The Company intends to maintain its subscriber leadership in both postpaid and prepaid segments whilst growing revenues by at least 10 percent over 2003 and increasing its scale advantage over the number two operator.

Revenue growth will be driven by growth in prepaid and non-voice revenues, together with further optimisation of the postpaid subscriber mix.

Margins are targeted to improve only slightly relative to 2003 as PTC remains focussed on maintaining its market leadership position. Net profit guidance is not being provided due to the significant volatility caused by exchange rate fluctuations.

Investments are expected to increase by up to 90% as a result of necessary capacity and platform investments for GSM including new products plus the initial stage roll-out of a fully operational UMTS network in the Warsaw area.

Cash flow generation in the face of a first full year of corporation tax payments is expected to be similar to that achieved in 2003.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured.  Actual results may differ materially from those in the forward-looking statements.  Some factors that could cause actual results to differ include:

•

the effects of competition in the Polish market;

•

the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;

•

the ability of PTC to continue to grow and maintain its leadership position in the market;

•

the uncertainties related to PTC’s strategic investments;

•

the impact of any unusual items resulting from PTC’s business operations;

•

the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and

•

other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements.  You should not place undue reliance on such forward-looking statements.  PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.  PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Malgorzata Czaplicka
Investor Relations Manager
( (+48) 22 413 3275
Mobile: (+48) 602 203 275
Fax: (+48) 22 413 6235

Annex 1

Consolidated Statements of Operations – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	Three month period ended March 31, 2004 (unaudited)	Three month period ended March 31, 2003 (restated)(unaudited)

Net sales	1,465,838	1,278,807

Cost of sales	(942,706)	(905,109)
	-------------------	-------------------
Gross margin	523,132	373,698

Operating expenses	(212,533)	(223,693)
	--------------------	--------------------
Operating profit	310,599	150,005

Non-operating items
Interest and other financial income	60,778	249,866
Interest and other financial expenses	(192,060)	(358,651)
	--------------------	--------------------
Profit before taxation	179,317	41,220

Taxation (charge)/benefit	(49,145)	1,208
	-------------------	-------------------
Net profit for the period	130,172	42,428
	===========	============

Annex 2

 Consolidated Balance Sheets – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	As at March 31, 2004 (unaudited)	As at December 31, 2003 (restated)
Current assets
Cash and cash equivalents	18,606	20,880
Short-term investments and other financial assets	105,461	110,538
Debtors and prepayments	730,755	751,122
Inventory	226,419	185,866
	----------------	------------------
	1,081,241	1,068,406
Long-term assets
Property, plant and equipment, net	2,890,917	3,023,831
Intangible fixed assets, net	2,851,407	2,829,980
Financial assets	196,025	248,373
Deferred costs and other long-term assets	4,619	4,536
	-------------------	--------------------
	5,942,968	6,106,720
	-------------------	--------------------
Total assets	7,024,209	7,175,126
	===========	===========
Current liabilities
Accounts payable	113,236	290,405
Amounts due to State Treasury	98,387	69,385
Interest-bearing liabilities	165,283	101,445
Accruals	235,070	220,595
Deferred income and other liabilities	237,021	211,787
	-----------------	-----------------
	848,997	893,617
Long-term liabilities
Interest-bearing liabilities	3,527,302	3,811,750
Non-interest-bearing liabilities	13	13
Deferred tax liability	337,650	290,563
Provisions for liabilities and charges	92,394	91,952
	-------------------	-------------------
	3,957,359	4,194,278
	-------------------	-------------------
Total liabilities	4,806,356	5,087,895
	-------------------	-------------------
Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	(2,812)	(3,262)
Accumulated profit	1,339,911	1,209,739
	--------------------	-------------------
	2,217,853	2,087,231
	--------------------	--------------------
Total equity and liabilities	7,024,209	7,175,126
	============	============

Annex 3

Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Three month period ended March 31, 2004 (unaudited)	Three month period ended March 31, 2003 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	179,317	41,220
Adjustments for:
Depreciation and amortization	228,083	231,862
Charge to provision and write-offs of doubtful debtors	8,728	10,508
Charge to provision for inventory	(3,346)	3,528
Other provisions long-term	442	3,108
Foreign exchange losses, net and changes in financial instruments fair value	74,629	25,918
Loss on disposal of fixed assets	302	1,287
Interest expense, net	56,654	82,869
	--------------------	--------------------
Operating cash flows before working capital changes	544,809	400,300

(Increase)/decrease in inventory	(37,207)	51,795
Decrease/(increase) in debtors, prepayments and deferred cost	11,556	(23,054)
(Decrease)/increase in trade payables and accruals	13,712	79,028
	------------------	------------------
Cash from operations	532,870	508,069

Interest paid	(53,982)	(102,148)
Interest received	2,290	3,624
Income taxes paid	-	(358)
Realization of financial instruments	(4,267)	(5,832)
	-----------------	-----------------
Net cash from operating activities	476,911	403,355

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(24,652)	(13,708)
Purchases of property, plan and equipment	(138,209)	(109,664)
Proceeds from sale of equipment and intangibles	855	2,125
	------------------	------------------
Net cash used in investing activities	(162,006)	(121,247)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayment of Bank Credit Facilities	(329,290)	(311,057)
Redemption of the Notes	(24,282)	(21,377)
	-----------------	-----------------
Net cash used in financing activities	(353,572)	(332,434)

Net decrease in cash and cash equivalents	(38,667)	(50,326)

Effect of foreign exchange changes on cash and cash equivalents	71	131

Cash and cash equivalents at beginning of period	(5,099)	54,400
	-----------------	-----------------
Cash and cash equivalents at end of period	(43,695)	4,205
	==========	==========

 Annex 4

Consolidated Statements of Changes in Equity - Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain, net of tax	-	-	64,290	-	64,290

reclassified and reported in net profit	-	-	4,682	-	4,682

deferred tax on reclassified item	-	-	(1,264)	-	(1,264)

Net profit for the period	-	-	-	42,428	42,428
	----------------	----------------	---------------	-----------------	-------------------
Balance as at March 31, 2003 (unaudited)	471,000	409,754	(18,941)	600,850	1,462,663

Cash flow hedge:

net fair value loss, net of tax	-	-	11,596	-	11,596

Hedging instrument replacement, net of tax			(7,833)		(7,833)

reclassified and reported in net profit	-	-	15,706	-	15,706

deferred tax on reclassified item	-	-	(4,241)	-	(4,241)

deferred tax change in rates	-	-	451	-	451

Net profit for the period	-	-	-	611,494	611,494

Effect on subsidiary closing				(2,605)	(2,605)
	----------------	----------------	---------------	------------------	--------------------
Balance as at December 31, 2003	471,000	409,754	(3,262)	1,209,739	2,087,231

Cash flow hedge:

net fair value gain, net of tax	-	-	1,818	-	1,818

reclassified and reported in net profit	-	-	(1,689)	-	(1,689)

deferred tax on reclassified item	-	-	321	-	321

Net profit for the period	-	-	-	130,172	130,172
	----------------	----------------	---------------	-------------------	-------------------
Balance as at March 31, 2004 (unaudited)	471,000	409,754	(2,812)	1,339,911	2,217,853
	==========	==========	=========	===========	=====================

Annex 5

Statistical data

		Three months ended March 31, 2004 (unaudited)	Three months ended March 31, 2003 (unaudited)

Number of subscribers (at the end of the period)		6,857,490	5,240,373
	Postpaid	2,916,147	2,624,967
	Prepaid	3,941,343	2,615,406

Gross adds		944,433	553,927
	Postpaid	196,620	240,769
	Prepaid	747,813	313,158

MOU		71.8	77.5
	Postpaid	130.0	123.6
	Prepaid	24,7	30.1

SMSs		26	22
	Postpaid	31	23
	Prepaid	23	22

Churn		1.6%	1.2%
	Postpaid	1.5%	1.7%
	Prepaid	1.6%	0.7%

ARPU		69.0	79.4
	Postpaid	122.8	127.9
	Prepaid	25.4	29.5

Cost of Acquisition		205.2	393.3
	Postpaid	801.5	840.3
	Prepaid	48.4	49.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

May 14, 2004

Footnotes

1 For the convenience of the reader, Zloty amounts have been translated into Dollars at the rate of PLN 3.8813 per Dollar, the fixing rate announced by the National Bank of Poland on March 31, 2004.

2 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes (excluding current portion), Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

3 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities and finance lease payables.

4 Reflects gross additions of tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended March 31, 2004.

5 Represents gross value of plant and equipment

6 Represents gross value of GSM and UMTS licenses.

7 Represents gross value of computer and network software.